

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-mail
Mr. Hongwen Li
Chief Executive Officer
U.S. China Mining Group, Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **U.S. China Mining Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 21, 2012**
> **Response Dated July 12, 2012**
> **File No. 000-53843**

Dear Mr. Li:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 4

2. Summary of Significant Accounting Policies, page 5

Goodwill, page 5

1.   We note your response to point b. to prior comment 3 indicating that you have performed your goodwill impairment tests for the fiscal year ended December 31, 2011 using the

qualitative assessment available under FASB ASU 2011-08. However, you disclose in your March 31, 2012 Form 10-Q (page 10) that the company adopted the provisions of this ASU beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2012. Please explain this apparent inconsistency and clarify whether you performed your goodwill impairment test for the fiscal year ended December 31, 2011 in accordance with the provisions of FASB ASC Topic 350 that were applicable to you prior to your adoption of ASU 2008-11.

2. We note your response to point b. to prior comment 3 indicating that you have performed a discounted cash flow analysis using production and sales volumes similar to those from 2011 and a 15% discount rate to determine the fair value of the Tong Gong reporting unit as of December 31, 2011. Please clarify whether your production and sales volumes projections are based on your in-place resource estimates at page F-16 of your annual financial statements, providing the specific mining and processing recovery rates used in your estimates.

3. We understand that your determination resulted in the fair value of your Tong Gong reporting unit to be only 2% greater than its carrying value as of December 31, 2011. As it appears your Tong Gong reporting unit may be at risk of failing step one of your goodwill impairment test, please provide draft disclosures for the following items to be included in future filings:

    • Percentage by which fair value exceeded carrying value as of your most recent step one test,

    • Amount of Goodwill allocated to the Tong Gong unit,

    • Description of the key assumptions that drive your fair value calculations and how the key assumptions were determined, and

    • Discussion of the uncertainty associated with the key assumptions used in your calculations and any potential events and/or circumstances that could have a negative effect on the impairment test.

4. We have read your response to points c and d of our prior comment 3 and understand that you believe the recent deterioration in your operating results and cash flows do not represent a trend and that they were caused by temporary transportation constraints at your Xing An mines. Please provide further details about the transportation constraints that you encountered, specifying the timing of these limitations and the underlying reasons why you believe your limited access to railway transportation is only temporary. To the extent that these transportation constraints have been eliminated or mitigated during the second quarter of 2012, please quantify for us the effect that these events have had on your results of operations and demonstrate how these results are comparable to

your historical results reported in periods prior to the occurrence of these temporary constraints.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining